VIA EDGAR

February 14, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Alan Campbell

Re:	TransCode Therapeutics, Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-269506)

Dear Mr. Campbell:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), TransCode Therapeutics, Inc. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith and any amendments thereto. The Registration Statement was originally filed on February 1, 2023.

The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions, or require any additional information, please do not hesitate to contact Michael Bison and Will Magioncalda of Goodwin Procter LLP, counsel to the Company, at (617) 570-1933 and (212) 459-7247, respectively.

Very truly yours,

/s/ Robert Michael Dudley
Name: Robert Michael Dudley
Title: Chief Executive Officer

cc:	Thomas A. Fitzgerald, TransCode Therapeutics, Inc. Michael Bison, Goodwin Procter LLP Finn Murphy, Goodwin Procter LLP Will Magioncalda, Goodwin Procter LLP